Joel D. Mayersohn (954) 713-7614 jdmayersohn@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF INTERNATIONAL

LAWYERS NETWORK

August 28, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street NE

Washington, DC  20549-7010

Re:

Spear & Jackson, Inc.

Preliminary Proxy Statement on Schedule 14A

Transaction Statement on Schedule 13E-3

Filed July 10, 2007

File Nos. 000-32013 and 005-78123

Dear Sir or Madam:

On behalf of Spear & Jackson, Inc. (the “Company”), we hereby submit responses to the comment letter issued by the staff of the Securities and Exchange Commission dated August 9, 2007 (the "Comment Letter").  The Company’s responses below correspond numerically to the Comment Letter.

Transaction Statement on Schedule 13E-3

1.

Please tell us what consideration you have given to whether the persons identified in Item 3(c) should be named as filing persons to your Schedule 13E-3 pursuant to Exchange Act Rule 13e-3(d). See Section II.D.3. of our Current Issues Outline dated November 14, 2000, and General Instruction C to Schedule 13E-3.

We have reviewed Section II.D.3. of the Current Issues Outline dated November 14, 2000, and General Instruction C to Schedule 13E-3.  Based on the foregoing we are of the opinion that none of the persons identified in Item 3(c) of the Schedule 13E-3 should be named as filing persons therein, for the following reasons: (i) with respect to the officers and directors of S&J: (a) they do not hold any equity securities of the Company, and no offer has been made to entitle them

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Exchange Commission

August 28, 2007

to receive any equity securities of the surviving company; (b) none currently holds or has been offered a position on the board of directors of either UPI, Pantene, or Newco; (c) none currently holds or has been offered any executive office with UPI, Pantene, or Newco, except that Patrick J. Dyson, our Chairman, Chief Financial Officer, Secretary and a director, is also UPI's Chief Financial Officer; and (d) none is or will be in a position to "control" the surviving company within the meaning of Exchange Act Rule 12b-2; and, similarly (ii) with respect to the officers and directors of UPI, Pantene, and Newco: (a) they do not hold a material amount of the Company's equity securities, and will not hold a material amount of the surviving company's outstanding equity securities; (b) none currently holds a position on the board of directors of S&J other than Patrick J. Dyson, UPI's Chief Financial Officer; (c) none currently holds any executive office with S&J, other than Patrick J. Dyson, UPI's Chief Financial Officer, and also S&J's Chairman, Chief Financial Officer, Secretary and a director; and (d) none is in a position to "control" S&J within the meaning of Exchange Act Rule 12b-2.

Preliminary Proxy Statement on Schedule 14A

General

2.

Advise us, with a view toward revised disclosure, whether United Pacific, Pantene Global Holdings and Pantene Global Acquisition should be identified as participants in the Schedule 14A. See Instruction 3 to Item 4 of Schedule 14A. To the extent such persons are participants, please revise the proxy statement to include the disclosure required for such persons and identify them as persons other than the registrant who are filing the Schedule 14A cover page.

We have reviewed Instruction 3 to Item 4 of Schedule 14A.  Based on the foregoing, we are of the opinion that UPI, Pantene, and Newco should not be identified as participants in the Schedule 14A, for the following reasons: (a) UPI, Pantene, and Newco are not a committee or group which solicits proxies, are not members of any committee or group which solicits proxies, and do not, acting alone or with one or more other persons, directly or indirectly take the initiative, or engage, in organizing, directing, or arranging for the financing of any such committee or group; (b) UPI, Pantene and Newco have not and will not finance or join with another to finance the solicitation of proxies; (c) UPI, Pantene and Newco have not and will not lend money or furnish credit or enter into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; and (d) UPI, Pantene, and Newco have not and will not solicit proxies.

United States Securities and

Exchange Commission

August 28, 2007

Letter to Shareholders

3.

Please revise to clarify what standard, if any, was used to determine that Dr. Jones is “independent.”  Similarly revise your summary term sheet.

We have revised the Letter to Shareholders and the "Summary Term Sheet" section of the proxy statement to provide that no particular standard was used by the Company to determine that Dr. Jones is independent.  Rather, Dr. Jones was determined to be independent after the Company's Board of Directors conducted a thorough analysis of the relevant facts and concluded: (i) the bio submitted by Dr. Jones evidences no prior or current affiliations with the Company, its subsidiaries, or its affiliates, (ii) Dr. Jones has not, and is not expected to, directly or indirectly, receive any fees from the Company, its subsidiaries, or its affiliates other than fees of US $30,000 per annum, payable quarterly, with respect to his service on the Company's Board of Directors and Finance Committee, and a fee of US $30,000 payable upon the completion of his duties as an independent director, (iii) Dr. Jones is not an officer, employee, or shareholder of the Company, its subsidiaries, or its affiliates, and (iv) Dr. Jones has no financial incentive or interest in the outcome of the merger.

Table of Contents, page v

4.

Please revise the table of contents to cite “SPEAR & JACKSON, INC. HISTORICAL FINANCIAL DATA,” which is a specific subheading under Item 13(a) of your Schedule 13E-3.

The table of contents has been revised to cite "SPEAR & JACKSON, INC. HISTORICAL FINANCIAL DATA."

Summary Term Sheet, page 1

5.

Revise your disclosure under “Stockholder Vote” to specifically state that approval of a majority of unaffiliated stockholders is not required.  See Regulation M-A, Item 1014(c) and General Instruction E to Schedule 13E-3. In addition, please clearly state that Parent has sufficient shares to approve the transaction.

We have revised the "Stockholder Vote" section of the proxy statement to specifically state that approval of a majority of unaffiliated stockholders is not required, and to clearly state that Parent has sufficient shares to approve the transaction.

United States Securities and

Exchange Commission

August 28, 2007

6.

We note your statement that your board of directors and its finance committee have determined that “the terms of the merger and the Merger Agreement are fair to, and in the best interests of, S&J stockholders, other than the Parent.” The summary should address each filing person’s position as to the substantive and procedural fairness of this transaction to the unaffiliated stockholders of the company, as well as the position of the board of directors and finance committee with respect to these matters. Please make corresponding revisions throughout the proxy statement wherever you refer to the fairness determination of the board and the Finance Committee. For example, the “Special Factors” section must disclose the opinion of each filing person as to the fairness of the proposed transaction to unaffiliated stockholders.  See Regulation M-A, Item 1014(a).

We have revised the proxy statement wherever we refer to the fairness determination of the board and/or the Finance Committee to provide that the board and/or the Finance Committee, as applicable, has determined that the terms of the merger and the Merger Agreement are substantively and procedurally fair to, and in the best interests of, the unaffiliated stockholders.

7.

Please provide the disclosure required by Item 1005(d) of Regulation M-A. In addition, please amend the Schedule 13E-3 to provide Item 1005(d) information with respect to filing persons other than the issuer.

The proxy statement and Schedule 13E-3 currently contain a description of all conflicts of interest required by Item 1005(d) of Regulation M-A.  Please see the proxy statement sections titled "Summary Term Sheet -- Related Parties," "Summary Term Sheet – Interests of the Parent," "Special Factors – Interests of the Parent in the Merger," and "Parties to the Merger Agreement – Related Parties."

8.

Delete references to arm’s length negotiations appearing in the last bullet point sentence on page 2 and wherever this phrase appears throughout the proxy statement, as these references are inappropriate in the context of a going private transaction.

We have deleted references to "arm’s length negotiations" wherever the phrase appears in the proxy statement.

9.

Please revise to clarify the source of the acquisition financing that you refer to on page 3, necessary to complete the merger and pay related fees and expenses. Please clarify whether the financing is already complete,

United States Securities and

Exchange Commission

August 28, 2007

and how the transaction will be affected if this financing is not funded. See Item 1007(b) and, if applicable, Item 1007(d) of Regulation M-A.

We have revised the "Summary Term Sheet" section of the proxy statement as well as the "Merger Financing" section of the "Special Factors" section of the proxy statement to provide the following additional information regarding the acquisition financing: (i) the source of the acquisition financing is Orix Asia Limited, a restricted license bank in Hong Kong; (ii) the parties have entered into a definitive loan agreement dated August 22, 2007, for approximately US $5 million; (iii) the financing agreement provides for standard conditions to funding, including, but not limited to, there being no material adverse change in UPI's business, financial condition, operations or prospects; and (iv) no alternative financing arrangements or alternative financing plans have been made in the event the loan facility described herein is not  available as anticipated.

10.

Please expand the discussion of the covenant not to solicit an alternative acquisition proposal to clarify whether the exception for a superior proposal extends to proposed transactions other than a tender offer for the minority shareholders’ interests and, if so, the standard for determining whether any such proposed alternative transaction constitutes a superior proposal.

We have expanded the discussion of the covenant not to solicit an alternative acquisition proposal to clarify that the exception for a "Superior Offer" does not extend to transactions other than an unsolicited tender offer for all, and not less than all, of the minority shareholders' interests in the Company.

11.

Please expand the summary disclosure to address the special interests the filing persons and management have in the proposed transaction.

We have expanded the summary disclosure and the "Special Factors" section of the proxy statement  to include a section titled "Interests of Our Directors and Executive Officers in the Merger," which sets forth the special interests of our Directors and Executive Officers in the proposed transaction, including, (i) positions with the surviving corporation, (ii) continuation of indemnification, and (iii) compensation of the sole member of the Finance Committee.

United States Securities and

Exchange Commission

August 28, 2007

Proposal One

Approval of the Merger Agreement, page 8

Special Factors, page 8

Background of the Merger, page 8

12.

Please revise to specify the “other good and valuable consideration” paid in the November 2004 transaction.

We have revised the "Background of the Merger" section of the proxy statement to delete the phrase "other good and valuable consideration."

13.

We note your statements that Jacuzzi adopted a plan of disposition on April 21, 2005, and that “[a]t the end of an eleven month process, Jacuzzi determined that the offer from UPI was superior to the other offers. . . .“ Please revise to clarify that Jacuzzi instituted the process leading to the sale on April 21, 2005. Please also disclose the basis, if known, for rejecting the Rosewood proposal.

We have revised the "Background of the Merger" section of the proxy statement to clarify that Jacuzzi's Board of Directors adopted a plan of disposition on April 21, 2005, pursuant to which it engaged in an extensive process identifying potential purchasers and obtaining indications of interests, which eventually led to the sale in July 2006, to UPI. We do not know the exact reason(s) Jacuzzi elected to sell its shares of common stock of the Company to UPI as opposed to considering further the Rosewood proposal, though our understanding is that Jacuzzi's Board of Directors determined that the structure of the Rosewood proposal was such that it was highly unlikely the transaction would close.

14.

Revise to name the fairness advisor who issued an opinion in the UPI/Jacuzzi transaction. If material to this transaction, file the advisor’s opinion as an exhibit to your Schedule 13E-3 and provide the disclosure required by Item 1015 of Regulation M-A.

We have revised the "Background of the Merger" section of the proxy statement to include Houlihan, Lokey Howard and Zukin, the name of the fairness advisor who issued an opinion in the UPI/Jacuzzi transaction. We do not believe the Houlihan opinion is material to this transaction in that it is based on a valuation of the Company conducted over one year ago and was not reviewed or considered in any respect by the Finance Committee or the Board of Directors in connection with this transaction.

United States Securities and

Exchange Commission

August 28, 2007

15.

Please revise to clarify who your “corporate monitor” was, as well as his role in commencing a sale process.

The proxy statement as submitted states that Soneet Kapila was the Company's corporate monitor.  We have revised the "Background of the Merger" section of the proxy statement to provide that the corporate monitor ceased providing services to the Company, upon acceptance by the court of his petition, on January 22, 2007, and had no role in the business of the Company from that point forward.

16.

We note your statement that Brian C. Beazer, the chairman of UPI, “indicated that S&J should expect to receive a merger proposal from a UPI nominated subsidiary” in January 2007.  Please identify the date this indication was made and the form it took. Please also revise to discuss in greater detail why UPI determined at that time to seek to acquire the remaining outstanding shares. Please also identify the specific date the Finance Committee was established by the board of directors.

We have revised the "Background of the Merger" section of the proxy statement to (i) identify January 29, 2007, as the date Brian C. Beazer indicated, in the form of an email to Arnstein & Lehr, that the Company should expect to receive a merger proposal from a UPI nominated subsidiary; (ii) set forth that UPI determined to seek to acquire the remaining outstanding shares of the Company at that point in time after a thorough analysis of the Company's financial condition, business operations, business prospects, the market price of the common stock of the Company, the condition of the securities markets generally, the condition of the industry in which the Company operates, and the condition of the economy in general.  The "Background of the Merger" section of the proxy statement provides that the Finance Committee was established by our Board of Directors in February 2007.

17.

Given the proximity between the July 28, 2006, closing of UPI’s acquisition of Jacuzzi’s majority interest and the January 2007 indication by UPI that it would like to purchase the remaining shares, please tell us what consideration you have given to whether the initial purchase of a majority interest was the first step in a going private transaction. Refer to the Commission’s Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17719 (Apr. 13, 1981).

We have reviewed the Commission's interpretive release relating to going private transactions under Rule 13e-13, Exchange Act Release No. 17719.  With respect to Question 4, such Release specifically states that "Rule 13e-3 transactions are deemed to commence with the first transaction which occurs at or after a time

United States Securities and

Exchange Commission

August 28, 2007

when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects." At the time of the July 2006 purchase by UPI of Jacuzzi's 61.8% interest in the Company, the Company's equity securities were already held of record by less than 300 persons.  Furthermore, the transfer of the majority ownership interest did not result in the likelihood of a 13e-3 transaction.  The Company had, and continued to have after such time, a significant majority shareholder. The Company was not able to determine at that time the basis on which UPI would proceed with this transaction or if they would take steps to cause the Company to undertake a 13e-3 transaction.

18.

Please expand your discussion of the May 23, 2007, meeting of the Finance Committee to address the basis for the determination that the prior sale process was relevant to a determination that it was not in shareholders’ interests to solicit outside bids. In particular, we note that the earlier process rejected an offer for all outstanding shares that was in excess of the price paid per share by UPI in acquiring Jacuzzi’s shares as well as the proposed price for this transaction. We also note that the prior sales process involved the sale of Jacuzzi’s majority stake, rather than seeking a purchaser for the minority interest. Please clarify whether you received any unsolicited bids for all of the shares of the company or for the shares held by the unaffiliated shareholders.

We have expanded our discussion of the May 23, 2007, meeting of the Financing Committee to provide: (i) the prior sale process in which Jacuzzi initially engaged was focused on the sale of Jacuzzi's shares of common stock of the Company; (ii) the Company and Jacuzzi thereafter engaged in a lengthy, thorough, process to identify potential purchasers for the Company as a whole, in which several groups expressed interest but only one group submitted a proposal (the Rosewood proposal); (iii) the Rosewood proposal was, to the Company's knowledge, rejected by Jacuzzi's Board of Directors after a determination that the structure of the Rosewood proposal was such that it was unlikely the transaction would close; (iv) the Finance Committee determined that any potential strategic and financial third party buyers would likely be deterred by UPI's stated position that UPI was not inclined to sell to a third party buyer resulting in the inability of any such buyer to obtain a majority equity interest in the Company, majority voting power, or the ability to control the management or cash flow of the Company.

19.

We note your statement that “[a]fter extensive discussion, the Finance Committee agreed to defer reaching any conclusion regarding a response to the UPI proposal. . . .“ Please revise to clarify whether this decision was

United States Securities and

Exchange Commission

August 28, 2007

the product of “agreement” among Dr. Jones, Arnstein & Lehr, and Capitalink, or whether the decision was made by Dr. Jones alone in his role as the sole member of the Finance Committee. If the Finance Committee decisions were made solely by Dr. Jones, revise throughout your document to delete plural references to the Finance Committee’s determinations. For example, the statement “the Finance Committee considered a number of factors that they believe supported their recommendation and determination” on page 11 should be revised in this regard.

We have revised the appropriate sections of the proxy statement to clarify that Dr. Jones is the sole member of the Finance Committee and that the decisions of the Finance Committee were made solely by Dr. Jones as its sole member, after consultation with Arnstein & Lehr and Capitalink.

20.

Please disclose the material issues associated with the company pension plan and the “various regulatory issues inherent in the UPI proposal” that were discussed at the May 24 telephonic meeting of the board of directors.

We have revised the "Background of the Merger" section of the proxy statement to disclose the following regarding the issues discussed at the May 24 telephonic meeting: (i) the material issues associated with the Company's pension plan are that it is currently under-funded, the various options available to attempt to resolve the under-funding are complicated and provide no reasonable guaranty of success, and under the laws of the United Kingdom the merger transaction as structured would result in an obligation on the part of UPI to assume responsibility for the funding of any Company pension obligations that the Company cannot ultimately fund itself; and (ii) the various regulatory issues inherent in the UPI proposal include the requirements by the Stock Exchange of Hong Kong that the transaction be approved by the majority of UPI's shareholders and that an informational circular, which must be approved by the Stock Exchange of Hong Kong, must be distributed to each such UPI shareholder.

21.

Please disclose Dr. Jones’ basis for suggesting that a $2.00 per share price “would most likely be appropriate” in his June 6 conversation with Mr. Beazer. Please also disclose Mr. Clarke’s relationship to the parties and his role in the negotiations.

We have revised the "Background of the Merger" section of the proxy statement to provide that Dr. Jones' based his suggestion that a $2.00 per share price would most likely be appropriate on his review and analysis of the Company's financial statements and the documentation prepared by Capitalink, as well as consultations with representatives of Capitalink and Arnstein & Lehr. We have

United States Securities and

Exchange Commission

August 28, 2007

revised the "Background of the Merger" section of the proxy statement to provide that Mr. Clarke is a director and the Executive Vice-Chairman of UPI, that he holds 28,350 shares of common stock of the Company (representing approximately 0.49% of the outstanding shares, all of which will be acquired by Parent in the merger transaction on the same terms as the unaffiliated shareholders), and that he represented Parent, from time to time, in its negotiations with the Company.

22.

We note that the Finance Committee concluded that an offer of $1.96 “would be sufficient to recommend the proposal” at its June 11, 2007, meeting, and that this price was established at the June 13, 2007, meeting. Please revise to clarify whether this price was established by Dr. Jones or by the committee’s advisors and disclose whether any of the parties to this meeting disclosed this price to UPI, its affiliates, or its representatives.

We have revised the "Background of the Merger" section of the proxy statement to provide that the $1.96 offer price was established by Dr. Jones after further review and analysis of the Company's financial statements and the documentation prepared by Capitalink, as well as consultations with representatives of Capitalink and Arnstein & Lehr, and that none of the parties involved in the June 13, 2007, meeting disclosed the $1.96 offer price to UPI, its affiliates, or its representatives.

23.

Please expand your disclosure to provide a discussion of the “lengthy negotiations concerning the definitive Merger Agreement and related documents” that the parties engaged in between May 15, 2007, and June 13, 2007.

We have revised the "Background of the Merger" section of the Proxy Statement to provide that between May 15, 2007, and June 13, 2207, UPI, its counsel Schneider Weinberger & Beilly, the Finance Committee and Arnstein & Lehr conducted several telephonic conferences concerning the definitive Merger Agreement and related documents and exchanged approximately five drafts of the Merger Agreement reflecting their negotiations.

24.

Please disclose the differences between the June 19 draft of the merger agreement that was presented by counsel for UPI and the draft of the merger agreement that was approved by the Finance Committee on June 14 and the board of directors on June 15.

We have revised the "Background of the Merger" section of the proxy statement to provide that the differences between the June 19 draft of the Merger Agreement that was presented by counsel for UPI and the draft of the Merger

United States Securities and

Exchange Commission

August 28, 2007

Agreement that was approved by the Finance Committee on June 14 and the Board of Directors on June 15 include (i) adjustments to the various representations and warranties of the parties in the agreements; (ii) adjustments to the various covenants of the parties in the agreements; (iii) adjustments to the indemnification provisions of the agreements; (iv) the insertion of the non-solicitation/superior offer provision; and (v) the insertion of a break-up fee.

Recommendation of the Board of Directors; Fairness of the Merger, page 11

Reasons for the Finance Committee’s Determination . . ., page 11

25.

We note repeated disclosure that various reasons considered by the Finance Committee “supported its determination that the merger is fair and should be adopted now.” This description makes it unclear whether the factors listed were reasons why the Finance Committee recommended the transaction. Please revise to clarify the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time. Refer to Item 1013(c) of Regulation M-A. In drafting your response, please note Instruction 1 to Item 1013, which states that “conclusory statements will not be considered sufficient disclosure in response to this section.”

We have revised the "Reasons for the Finance Committee's Determination" section of the proxy statement to (i) remove from the bullet points various forms of the statement by the Finance Committee that certain reasons considered "supported its determination that the merger is fair and should be adopted now;" (ii) clarify the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time; and (iii) to delete, pursuant to Instruction 1 to Item 1013 of Regulation M-A, any conclusory statements contained therein.

26.

Please augment the discussion in the second bullet point under this heading to disclose the Finance Committee’s knowledge of the business, paying particular attention to Dr. Jones’ relevant knowledge. In addition, please disclose the material facts regarding the business, industry, financial condition, results of operations, and prospects that influenced the Committee’s determination.

We have revised the second bullet point in the “Reasons for the Finance Committee’s Determination” section of the proxy statement to more clearly state that (i) Dr. Jones' knowledge of the Company's business was developed independently through conversations with the Company's management, review of the Company's periodic reports as filed with the SEC, and personal research about the marketplace in which the Company operates; and (ii) the primary facts that influenced the Committee were the financial condition of the Company, the amount of additional expenses that needed to be incurred to remain a public

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August 28, 2007

company, and that remaining a public company had not resulted in the ability to more easily raise capital when necessary.

27.

Please expand the discussion in the third bullet point under this heading to address the extent to which it was determined that UPI’s controlling interest would likely deter potential strategic and financial third party buyers. Please address how this determination was made in the absence of soliciting alternative-bids.

We have revised the second bullet point in the “Reasons for the Finance Committee’s Determination” section of the proxy statement to provide that (i) the Finance Committee determined that potential strategic and financial third party buyers would likely be deterred by UPI's stated position that UPI was not inclined to sell to a third party buyer resulting in the inability of any such buyer to obtain a majority equity interest in the Company, majority voting power, or the ability to control the management or cash flow of the Company; and (ii) the foregoing determination was made by the Finance Committee in the absence of soliciting alternative bids based on the following facts: (a) the Company and Jacuzzi had unsuccessfully solicited third party bids in connection with their efforts to sell the Company; and (b) the Finance Committee has not received any expression of interest since the May 17, 2007 announcement of UPI's offer.

28.

Under the first bullet point on page 12, please disclose the basis for the determination that “it was unlikely that any party other than the Parent would propose and complete a transaction that was more favorable than the merger to S&J and its stockholders.” Please also disclose whether the Committee evaluated the proposed transaction considering the interests of the unaffiliated stockholders.

We have revised the fourth bullet point in the "Reasons for the Finance Committee's Determination" section of the proxy statement to describe the following basis for the determination that "it was unlikely that any party other than the Parent would propose and complete a transaction that was more favorable than the merger": (i) UPI's stated position that UPI was not inclined to sell to a third party buyer resulting in the inability of any such buyer to obtain a majority equity interest in the Company, majority voting power, or the ability to control the management or cash flow of the Company; (ii) the Company and Jacuzzi had unsuccessfully solicited third party bids in connection with their efforts to sell the Company; and (iii) the Finance Committee has not received any expression of interest since the May 17, 2007 announcement of UPI's offer.  We have deleted the phrase "to S&J and its stockholders" contained in the above referenced bullet point and replaced it with the phrase "to S&J's unaffiliated stockholders."

United States Securities and

Exchange Commission

August 28, 2007

29.

Please explain the meaning of “virtually no institutional sponsorship” under the second bullet point on page 12.

We have revised the fifth bullet point in the "Reasons for the Finance Committee's Determination" section of the proxy statement to remove the phrase "virtually no institutional sponsorship" and to replace it with the phrase "virtually no institutional investors."

30.

Please disclose the basis for the statement that “$1.96 per share of our common stock was the highest price that the Parent would agree to pay” in the fourth bullet point on page 12. Please also revise to clarify how the Committee determined that because it engaged in negotiations that increased the offer price, the transaction “should be structured in its current form and that it should be adopted now."

We have revised the seventh bullet point in the "Reasons for the Finance Committee's Determination" section of the proxy statement to (i) disclose that the Finance Committee's belief that “$1.96 per share of our common stock was the highest price that the Parent would agree to pay” was based upon statements made by Mr. Clarke in his position as a representative of Parent; and (ii) to delete the phrase "should be structured in its current form and should be adopted now."

31.

We note that the second bullet point on page 13 contains disclosure that the Merger Agreement permits you to terminate the Merger Agreement in the event the board of directors withdraws its recommendation. Please explain in greater detail why this factor is significant in light of UPI’s control of your board of directors.

We have revised the thirteenth bullet point in the "Reasons for the Finance Committee's Determination" section of the proxy statement to set forth that our ability to terminate the Merger Agreement in the event our Board of Directors withdraws its recommendation is significant, notwithstanding Parent's control of our Board of Directors, for the following reasons: (i) the members of our Board of Directors are required under the laws of the State of Nevada to perform their duties in compliance with certain fiduciary obligations which, in part, require that they act in a manner they believe to be in the best interests of the Company; (ii) Dr. Jones is the sole independent director on our Board of Directors and is the sole member of the Finance Committee, and as such the position of Dr. Jones with respect to the Merger Agreement must be carefully considered by our Board of Directors; and (iii) any determination by Parent (as our majority shareholder) to remove from and/or add to the members of our Board of Directors would require the effectuation of certain procedural steps required under the Federal securities laws that would significantly delay the effectuation of any such action.

United States Securities and

Exchange Commission

August 28, 2007

32.

Please revise the disclosure in the third bullet point on page 13 to clarify how the existence of Nevada’s statutory appraisal remedy led the Committee to determine that the transaction “should be structured in its current form and that it should be adopted now.”

We have revised the fourteenth bullet point in the "Reasons for the Finance Committee's Determination" section of the proxy statement to remove the statement "the Finance Committee concluded that the availability of this statutory appraisal remedy for dissatisfied stockholders supported its determination that the merger would fairly protect all stockholders and should be structured in its current form and that it should be adopted now" and to provide that the availability of this statutory appraisal remedy provides an additional safeguard to ensure that unaffiliated stockholders have recourse to adjudication if they are dissatisfied with the consideration payable pursuant to the Merger Agreement.

33.

Please disclose the basis for the determination reflected in the fourth bullet point on page 13 that it was unlikely your shares would trade at a higher trading price if you remain a public company.

We have revised the fifteenth bullet point in the "Reasons for the Finance Committee's Determination" section of the proxy statement to clarify that the belief of the Finance Committee with respect to the trading price of the common stock of the Company is based on the historical trading prices of the common stock of the Company over the prior year.

34.

We note that the advice provided to the Finance Committee “from its own independent legal counsel and financial advisors” is listed as a reason for its determination that the proposed Rule 13e-3 transaction was procedurally fair. Please reconcile this statement with the Committee’s use of the same law firm and financial advisor as the board of directors.

We have revised the "Reasons for the Finance Committee's Determination" section of the proxy statement to replace the phrase "from its own independent legal counsel and financial advisors" with the phrase "from its legal counsel and financial advisors."

Fairness of the Merger to Stockholders Other than Parent, page 15

35.

The board of directors, acting on behalf of Spear and Jackson, must expressly produce the fairness determination required by Item 1014(a) of Regulation 14A. The board may not adopt the Finance Committee’s “conclusion” in its fairness assessment. While the board may adopt the analysis conducted by the Finance Committee in support of the board’s

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Exchange Commission

August 28, 2007

position as to the procedural and substantive fairness, the board still must independently produce its own fairness determination. We recognize the board does separately address the fairness of the transaction. Accordingly, please revise this section to delete the reference to the Finance Committee’s “conclusion” and clarify the exact purpose for which their analysis has been adopted.

We have revised the "Reasons for the Board of Directors' Determination" section of the proxy statement by (i) deleting the statement that our Board of Directors adopted the Finance Committee's conclusion, and (ii) providing that our Board of Directors reviewed and adopted the analysis used by the Finance Committee and based its determination, in part, on that analysis.

36.

To the extent the board intends to adopt the Finance Committee’s analysis to fulfill the board’s disclosure obligations under Item 1014(b) of Regulation M-A, the Finance Committee’s analysis must address each of the factors identified in Instruction 2. While the Finance Committee addressed current stock prices and liquidation and net book values, the disclosure with respect to historical stock prices is substandard. Accordingly, please revise the board’s fairness determination to expressly address the substantive fairness of the transaction in relation to historical stock prices and going concern value of Spear & Jackson. The board is also permitted to adopt the analysis produced by Capitalink to the extent these omitted factors were expressly addressed. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

We have revised the "Reasons for the Board of Directors' Determination" section of the proxy statement to make clear that our Board of Directors has reviewed and adopted the analysis produced by Capitalink and has based its determination, in part, on that analysis.

Fairness of the Merger to Stockholders Other than Parent, page 15

37.

Revise to expressly address the basis upon which the board concluded that the transaction was procedurally fair to unaffiliated security holders. In identifying the factors in support of the board’s position, please revise to expressly acknowledge the absence of the procedural safeguards identified in Item 1014(c)-(d) of Regulation M-A. See Q&A 21 in Exchange Act Release No. 17719 (April 13, 1981).

We have revised the following sections of the proxy statement to expressly address the basis upon which the board concluded that the transaction was procedurally fair to unaffiliated security holders, and in so doing have expressly

United States Securities and

Exchange Commission

August 28, 2007

acknowledged the absence of a requirement that a majority of the unaffiliated shareholders approve the merger transaction, and the absence of the engagement by the Finance Committee of its own independent legal advisors:  (i) "Recommendation of the Finance Committee and the Board of Directors; Fairness of the Merger;" (ii) "Reasons for the Recommendation of the Finance Committee;" and (iii) "Reasons for the Recommendation of the Board of Directors."  We have deleted the "Fairness of the Merger to Stockholders Other than Parent" section of the proxy statement because it was redundant.

Determination of the Fairness of the Merger by the Parent and Newco, page 15

38.

Revise the fairness determination in the second paragraph of this section to expressly address the procedural and substantive fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

We have revised the second paragraph of the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement to expressly address the procedural and substantive fairness of the proposed transaction to unaffiliated security holders.

39.

Revise the discussion in support of the fairness determination to address all of the factors in Item 1014(b) of Regulation M-A. At present, only current stock prices have been discussed. The disclosure with respect to liquidation value is substandard, and the disclosure with respect to historical stock prices, net book value, and going concern value has been omitted.

We have revised the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement to make clear that Parent and Newco have reviewed and adopted the analysis produced by Capitalink and have based their determination, in part, on that analysis.

40.

Revise the disclosure with respect the procedural fairness determination to acknowledge the absence of the safeguard in Item 1014(c) of Regulation M-A.

We have revised the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement to expressly acknowledge the absence of a requirement that a majority of the unaffiliated shareholders approve the merger transaction and the absence of the engagement by the Finance Committee of independent legal advisors.

United States Securities and

Exchange Commission

August 28, 2007

41.

Please disclose the weight the other filing persons gave to the determination of the Finance Committee, the factors considered by the Finance Committee that influenced the filing persons, and the extent to which the conclusions of the filing persons with respect to these factors differed from those of the Finance Committee.

As set forth in our response to comment #1 of the Comment Letter, the only other filing persons are UPI, Pantene, and Newco.

42.

Please address how any filing person relying on the Capitalink opinion was able to reach the fairness determination as to unaffiliated shareholders given that the fairness opinion addressed fairness with respect to the “Non-UPI Shareholders,” rather than all unaffiliated shareholders.

The term "Non-UPI Shareholders" used in the Capitalink opinion covers the same group of shareholders as does the term "unaffiliated shareholders."

43.

Please provide the filing persons’ basis for the statements made in the final bullet point on page 16.

We have revised the final bullet point on page 16 to clarify that the belief of the Parent and Newco with respect to the trading price of the common stock of the Company is based on the historical trading prices of the common stock of the Company over the prior year.

44.

Please revise to provide the basis for the filing persons’ determination that the absence of a financing condition, as discussed in the second bullet point on page 17, contributed to the determination that the Rule 13e-3 transaction is in the best interests of unaffiliated shareholders.

We have deleted the second bullet point on page 17 in the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement.

45.

Please revise to clarify how the points listed supporting the filing persons’ determination with respect to procedural fairness relate to the procedures followed in this transaction, rather than substantive issues.

We have revised the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement to expressly address the basis upon which the Parent and Newco concluded that the transaction was procedurally fair to unaffiliated security holders, and, in so doing, we have expressly acknowledged the absence of a requirement that a majority of the unaffiliated shareholders approve the merger transaction and the absence of the

United States Securities and

Exchange Commission

August 28, 2007

engagement by the Finance Committee of its own independent legal advisors, and we have deleted points that related more to substantive issues than procedural issues.

Opinion of Financial Advisor to the Finance Committee, page 18

46.

Please disclose whether the financial projections were made available to any of the filing persons. Please revise your proxy statement to include any material financial projections compiled by or provided to any Schedule 13E-3 filing persons.

No financial projections were made available to any of the filing persons.

Discounted Cash Flow Analysis, page 20

47.

Please revise to disclose how the range of long-term perpetual growth rates was calculated.

We have revised the "Discounted Cash Flow Analysis" section of the "Opinion of the Financial Advisor to the Finance Committee" section of the proxy statement to disclose how the range of long-term perpetual growth rates was calculated.

Comparable Company Analysis, page 21

48.

We note the statement that “Capitalink selected an appropriate multiple range for us by examining the range indicated by the comparable companies and taking into account certain company-specific factors.” Please expand upon this statement to disclose the company-specific factors considered and the extent to which their inclusion in the analysis adjusted the range indicated by the comparable companies alone.

We have revised the "Comparable Company Analysis" section of the "Opinion of the Financial Advisor to the Finance Committee" section of the proxy statement to disclose the following company-specific factors considered: (i) lower EBITDA margins; (ii) lower historical revenue growth; and (iii) significant risks related to the pension liabilities and smaller size.  We have also inserted the statement "[b]ased on these company-specific factors, Capitalink expects our valuation multiples to be significantly below the mean of the comparable companies," to describe the extent to which the inclusion of company-specific factors in the analysis adjusted the range indicated by the comparable companies alone.

United States Securities and

Exchange Commission

August 28, 2007

Comparable Transaction Analysis, page 22

49.

Please revise to disclose whether any of the comparable transactions were Rule 13e-3 transactions involving majority stockholders, and provide further information about how the comparable companies were chosen.

We have revised the "Comparable Transaction Analysis" section of the "Opinion of the Financial Advisor to the Finance Committee" section of the proxy statement to disclose that none of the comparable transactions utilized in the analysis were Rule 13e-3 transactions, and to clarify the criteria used to select comparable transactions.

Effects of the Merger, page 26

50.

Revise to indicate whether the affiliated filing parties will become the beneficiaries of Spear & Jackson’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

We have revised the "Effects of the Merger" section of the proxy statement to indicate that the Company's operating loss carryforwards may, to the extent they can be utilized by the Company in the future, indirectly benefit the Parent, but that they cannot be passed from the Company to the Parent for direct use by the Parent. The Company's gross deferred tax assets in respect of tax loss carry forwards and other tax credits relate to operating loss carry forwards in the Company's UK, US French and Australian companies totaling approximately $9.4 million and to other UK tax credits of approximately $15.5 million. The Company's net operating losses arising in the UK, France and Australia can be carried forward without time expiration while the US tax losses expire at various dates between 2017 and 2020. A recent history of operating losses and other factors has precluded the Company from demonstrating that it is more likely than not that the benefits of these domestic and foreign operating loss carryforwards and other tax credits will be realized. Accordingly, at September 30, 2006, a valuation allowance of $24.9 million has been recorded against these losses.

51.

We noticed the Finance Committee analyzed that if Spear & Jackson were to remain a public company, significant expenses would be incurred. These expenses were noted to include director and officer insurance, public registration expenses (registration fees, printing, mailing annual reports and proxy), audit fees for compliance with the internal controls provision of Sarbanes Oxley, and legal fees associated with being public. Revise to indicate whether the affiliated filing persons will become the future

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Exchange Commission

August 28, 2007

beneficiaries of these cost savings. Quantify this benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

We have revised the "Reasons for the Recommendation of the Finance Committee” and the “Determination of the Fairness of the Merger by the Parent and Newco” sections of the proxy statement to provide that (i) the public company expenses collectively total approximately $150,000 per year, with an additional $250,000 to be incurred for initial compliance with the internal controls provisions of Sarbanes Oxley; and (ii) if the transaction is closed, and the Company is no longer a public company, the Parent may initially benefit from the cost savings associated with the Company's new status as private company, though, any such cost savings would likely be offset by additional costs incurred as a result of the transaction by Parent, a public company listed on the Stock Exchange of Hong Kong.

Dissenter’s Rights, page 30

Filing Written Objection, page 30

52.

Please revise to disclose whether a stockholder’s failure to vote against the Rule 13e-3 transaction will constitute a waiver of appraisal rights. Refer to Instruction 1 to Item 3 of Schedule 14A.

We have revised the "Dissenter's Rights" section of the proxy statement to provide that to preserve a stockholder's appraisal rights the stockholder must either not vote on the transaction proposal OR vote "AGAINST" the transaction proposal.  A vote "FOR" the transaction proposal will constitute a waiver of appraisal rights.

Spear & Jackson, Inc. Historical Financial Data, page 33

53.

Please update the disclosure under this heading to provide interim information as of March 31, 2007.

We have revised the "Spear & Jackson, Inc., Historical Financial Data" section of the proxy statement to provide interim information as of June 30, 2007.

54.

Please tell us, with a view toward revised disclosure, why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Item 1010(b) of Regulation M-A requires the disclosure of pro forma financial information only to the extent that it is deemed material.  Given the form of the contemplated transaction as a cash out merger, and the fact that upon the

United States Securities and

Exchange Commission

August 28, 2007

closing of the transaction none of the nonaffiliated shareholders of the Company will continue to have an ownership interest in the combined entity, we have deemed the inclusion of pro forma financial information to be immaterial.

Security Ownership of Certain Beneficial Owners and Management, page 49

55.

Please revise to disclose the name of the individual exercising voting and investment control over the shares owned by your beneficial owners. Please also revise to disclose the beneficial ownership of your officers and directors, both individually and in the aggregate.

We have revised the "Security Ownership of Certain Beneficial Owners and Management" section of the proxy statement to disclose the name of the individual exercising voting and investment control over the shares owned by the beneficial owners and the beneficial ownership of our officers and directors, both individually and in the aggregate.

Where Stockholders Can Find More Information, page 49

56.

Please revise to reflect the current address of the Commission’s Public Reference Room, 100 F Street N.E., Washington, DC 20549, and delete reference to the Commission’s regional offices, as public reference rooms are no longer maintained at these locations.

We have revised the "Where Stockholders Can Find More Information" section of the proxy statement to reflect the current address of the Commission’s Public Reference Room, 100 F Street N.E., Washington, DC 20549, and to delete reference to the Commission’s regional offices.

57.

Please revise to clarify that amendments to the Schedule 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before the date of the stockholder meeting, as well as to reflect any other material changes to the information contained in the Schedule 13E-3. Refer to General Instruction F to Schedule 13E-3.

We have revised the "Where Stockholders Can Find More Information" section of the proxy statement to clarify that amendments to the Schedule 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before the date of the stockholder meeting, as well as to reflect any other material changes to the information contained in the Schedule 13E-3.

United States Securities and

Exchange Commission

August 28, 2007

58.

Please revise to incorporate by reference your Form 1O-Q for the period ended December 31, 2006.

We have revised the "Where Stockholders Can Find More Information" section of the proxy statement to incorporate by reference our Form 1O-Q for the period ended December 31, 2006, and our Form 10-Q for the period ended June 30, 2007.

Sincerely,

/s/ Joel D. Mayersohn

Joel D. Mayersohn

cc:

Brian Beazer, Chairman of the board

United Pacific Industries Limited

Pantene Global Holdings Limited

Pantene Global Acquisition

Patrick Dyson, Principal Executive Officer

Spear & Jackson, Inc.

August 28, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street NE

Washington, DC  20549-7010

Re:

Spear & Jackson, Inc.

Preliminary Proxy Statement on Schedule 14A

Transaction Statement on Schedule 13E-3

Filed July 10, 2007

File Nos. 000-32013 and 005-78123

Dear Staff:

In connection with responding to the Staff’s comments to the Preliminary Proxy Statement on Schedule 14A filed by Spear & Jackson, Inc. (the "Company"), and the Transaction Statement on Schedule 13E-3 filed by the Company, United Pacific Industries Limited, Pantene Global Holdings Limited, and Pantene Global Acquisition Corp. (collectively the "Filing Parties"), the Filing Parties acknowledge that:

•

The Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Spear & Jackson, Inc.

By:

  /s/ Patrick J. Dyson

Name:

Patrick J. Dyson

Title:

Principal Executive Officer

United Pacific Industries Limited

Pantene Global Holdings Limited

Pantene Global Acquisition Corp.

By:

  /s/ Brian Beazer

Name:

Brian Beazer

Title:

Chairman of the Board